FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 6, 2007

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item:

1.	Press release entitled, “AU Optronics Corp. October 2007 Consolidated Revenues Totaled NT$53.1 Billion”, dated November 6, 2007.
2.	Taiwan Stock Exchange filing entitled , “Announcement for cancelling the Bondholder Put of the Company's Third Local Convertible Bond”, dated November 6, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: November 6, 2007	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

News Release

AU Optronics Corp. October 2007 Consolidated Revenues Totaled NT$53.1 Billion

Issued by: AU Optronics Corp.
Issued on: November 6, 2007

Hsinchu, Taiwan, November 6, 2007 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced October 2007 revenue with preliminary consolidated revenue of NT$53,121 million and unconsolidated revenue of NT$53,062 million; both slightly dropped 1.1% sequentially from the previous month.  On a year-over-year comparison, consolidated and unconsolidated September 2007 revenues still increased significantly by 59.7% and 59.5% respectively.

In supporting the upcoming seasonal demand, AUO’s current loading rate remains to be full. In the meanwhile, AUO shifted most of the shipments to be transited by air from September resulted in the decrease of goods-in-transit and lower inventory turnover days. With a much higher base generated in September, the shipment of large-sized panels(a) for October experienced a slight 3.4% sequential decline and amounted to 7.9 million. Shipments of small-and-medium-sized panels set a new record of 15.5 million units, presented a 9.4% sequential increase.

(a) Large-size refers to panels that are 10 inches and above in diagonal measurement while small- and medium-size refers to those below 10 inches

Sales Report: (Unit: NT$ million)

Net Sales(1) (2)	Consolidated(3)	Unconsolidated
October 2007	53,121	53,062
September 2007	53,729	53,672
M-o-M Growth	(1.1%)	(1.1%)
October 2006	33,270	33,273
Y-o-Y Growth	59.7%	59.5%
Jan to Oct 2007	377,810	377,534
Jan to Oct 2006	231,731	231,700
Y-o-Y Growth	63.0%	62.9%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, AU Optronics (Shanghai) Corporation, Tech - Well (Shanghai) Display Co., AU Optronics (Xiamen) Corp., Darwin Precisions (L) Corp. and Toppan CFI (Taiwan) Co, Ltd.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the top three largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.2%* of global market share with revenues of NT$293.1billion (US$9.0bn)* in 2006.  TFT-LCD technology is currently the most widely used flat panel display technology.  Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006.  The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development.  AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5”-65”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 2Q2007 WW Large-Area TFT-LCD Shipment Report dated Aug 7, 2007.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2006 year end revenue converted by an exchange rate of NTD32.59:USD1.

For more information, please contact:

Rose Lee	Yawen Hsiao
Corporate Communications Dept	Corporate Communications Dept.
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008899 ext 3204	+886-3-5008899 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: rose.lee@auo.com	yawen.hsiao@auo.com

AU Optronics Corp.
English Language Summary

Subject:	Announcement for cancelling the Bondholder Put of the Company's Third Local Convertible Bond

Regulation:	Published pursuant to Article 2-48 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of material Information by Listed Companies

Date of events:2007/11/06

Contents:

1.	Date of occurrence of the event: 2007/11/06

2.	Company name: AU Optronics Corp.

3.	Relationship to the Company (please enter "head office" or "affiliate company"): head office

4.	Reciprocal shareholding ratios: N/A

5.
Cause of occurrence: According to the Article 19 of the Issuance and Conversion Procedure ("the Procedure") of the Company's Third Local Convertible Bond (Symbol:24093), if the 20-trading-day average closing price of the Common Shares reaches a level equal to or greater than 135% of the prevailing Conversion Price, within the 5 trading days immediately following such 20-trading-day period, the Company has the option of cancelling the Bondholder Put, but only if the closing price of the Common Stock on the day the Company announces its decision to exercise the aforesaid option is equal to or greater than 125% of the prevailing Conversion Price.
The Bondholder Put may not be cancelled during the 6-month period immediately following the issuance of the Bonds, during the 2-month period immediately prior to the Put Date, and during any period in which conversions is prohibited by the laws and regulations of R.O.C.

6.	Countermeasures: The Company makes an announcement after the trading time and requests OTC to post an notice.

7.
Any other matters that need to be specified: The Company's prevailing Conversion Price is NT$42.92. From 2007/10/08 to 2007/11/05, the 20-trading-day average closing price of the Company's Common Shares reaches NT$65.98, greater than 135% of the prevailing Conversion Price, and the closig price of the Company's Common Shares on the announcement date reaches NT$70.0, greater than 125% of the prevailing Conversion Price. The Company decides to cancel Bondholder Put, according to Article 19 of the Procedure. The cancelling of Bondholder Put becomes effective while the announcement is posted.